UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Anthony DeLuca

SCF Partners

600 Travis Street, Suite 6600

Houston, Texas 77002

(713) 227-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107

1	Name of Reporting Person SV3 Holdings Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,825,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,825,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,825,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

SV3 (as defined below) is owned by two private equity funds: SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. SCF-VIII AIV, L.P. has a 66 2/3% ownership interest in SV3 and Viburnum Funds Pty Ltd. has a 33 1/3% ownership interest in SV3. Each of SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. may be deemed to share voting and dispositive control over the Ordinary Shares held by SV3. Each of SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by SV3, except to the extent of each of their pecuniary interests therein.

(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF-VIII AIV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,550,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,550,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VIII Offshore G.P. (as defined below), and its sole general partner, LESA Cayman (as defined below).
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF-VIII Offshore G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,550,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,550,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VIII AIV, L.P. Reporting Person’s power is exercised by its sole general partner, LESA Cayman.
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person LESA Cayman Holdco, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,550,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,550,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	Reporting Person holds power over shares held by SCF-VIII AIV, L.P. through its general partner, and holds power over shares held by SCF-VIII Offshore G.P.
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF Partners, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,550,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,550,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

SCF Partners (as defined below) is the sole shareholder of LESA Cayman, and in that capacity may be deemed to beneficially own all of the Ordinary Shares deemed to be beneficially owned by LESA Cayman. LESA Cayman indirectly holds power over shares held by SCF-VIII AIV, L.P. through its general partner, and holds power over shares held by SCF-VIII Offshore G.P.

(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF-VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,456,820(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,456,820(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,820
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Power is exercised through Reporting Person’s general partner, SCF-VIII, G.P. (as defined below), and its sole general partner, SCF GP (as defined below).
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF-VIII, G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,456,820(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,456,820(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,820
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14	Type of Reporting Person (See Instructions) PN

(1)	Reporting Person holds power over shares held by SCF-VIII, L.P. Reporting Person’s power is exercised by its sole general partner, SCF GP.
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107

1	Name of Reporting Person SCF GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,456,820(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,456,820(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,820
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)	Reporting Person holds power over shares held by SCF-VIII, L.P. through its general partner, and holds power over shares held by SCF-VIII, G.P.
(2)	Based on 87,147,089 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission on August 23, 2019.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on February 14, 2019 by SV3 Holdings Pte. Ltd., SCF-VIII AIV, L.P., SCF-VIII Offshore G.P., Limited Partnership, LESA Cayman Holdco, Ltd. and L.E. Simmons. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)

This Schedule 13D is filed jointly by each of the below persons (each individually, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated October 4, 2019, a copy of which is attached hereto as Exhibit 99.1.

1. SV3 Holdings Pte. Ltd., a Singapore private limited company (“SV3”);

2. SCF-VIII AIV, L.P., a Cayman Islands exempted limited partnership;

3. SCF-VIII Offshore G.P., Limited Partnership, a Cayman Islands exempted limited partnership (“SCF-VIII Offshore G.P.”);

4. LESA Cayman Holdco, Ltd., a Cayman Islands exempted company (“LESA Cayman”);

5. SCF Partners, Inc., a Delaware corporation (f/k/a L.E. Simmons & Associates, Incorporated) (“SCF Partners”);

6. SCF-VIII, L.P., a Delaware limited partnership (“SCF-VIII, L.P.”);

7. SCF-VIII, G.P., Limited Partnership, a Delaware limited partnership (“SCF-VIII, G.P.”); and

8. SCF GP LLC, a Delaware limited liability company (“SCF GP”).

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I attached hereto, which is incorporated into this Item 2 by reference.

(b)

The address of the principal business and principal office of each of the Reporting Persons (other than SV3) is 600 Travis Street, Suite 6600, Houston, Texas 77002. The address of the principal business and principal office of SV3 is 80 Robinson Road, #02-00, Singapore 068898.

(c)	The principal business of each of the Reporting Persons is as follows:

1. The principal business of SV3 is the ownership of equity interests of various entities.

2. The principal business of SCF-VIII AIV, L.P. is the ownership of equity interests of various entities.

3. The principal business of SCF-VIII Offshore G.P. is the ownership of general partner interests of SCF-VIII AIV, L.P.

4. The principal business of LESA Cayman is the ownership of equity interests of various entities.

5. The principal business of SCF Partners is the ownership of equity interests of various entities.

6. The principal business of SCF-VIII, L.P. is the ownership of equity interests of various entities.

7. The principal business of SCF-VIII, G.P. is the ownership of general partner interests of SCF-VIII, L.P.

8. The principal business of SCF GP is the ownership of equity interests of various entities.

(d) – (e)

None of the Reporting Persons nor their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended to add the following:

SCF-VIII, L.P. purchased an aggregate of 1,456,820 Ordinary Shares for $10,758,926.74 in open market purchases between March and September 2019. The source of funds for the purchases was capital contributions from the limited partners of SCF-VIII, L.P. and its affiliates.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

SV3, SCF-VIII AIV, L.P., SCF-VIII Offshore G.P. and LESA Cayman acquired the Ordinary Shares reported on this Amendment as owned or beneficially owned by them pursuant to that certain Contribution Agreement (the “Contribution Agreement”), dated as of November 12, 2017, by and between SV3 and the Issuer, pursuant to which SV3 agreed to exchange its shares of GES for the Issuer’s Ordinary Shares at an exchange ratio equal to $10.00 per share for SV3’s net cost to acquire the shares of GES, upon consummation of the Business Combination. On June 6, 2018, the Issuer and the other parties completed the transactions contemplated by the Business Combination.

Effective at the closing of the Business Combination, Andrew L. Waite, Co-President of SCF Partners, Inc., was appointed to the board of directors of the Issuer pursuant to that certain Voting Agreement, dated as of June 6, 2018, by and between the Issuer, NESR Holdings Ltd. and SV3 (the “Voting Agreement”).

As a result of internal reorganization transactions, SCF Partners became the sole shareholder of LESA Cayman and, as a result, indirectly holds power over shares held by SV3 through SCF-VIII AIV, L.P.’s 66 2/3% ownership interest in SV3, and indirectly holds power over shares held by SCF-VIII AIV, L.P. through its general partner, and holds power over shares held by SCF-VIII Offshore G.P.

Each of the Reporting Persons may make additional purchases of Ordinary Shares either in the open market or in private transactions depending on each Reporting Person’s business, prospects and financial condition, the market for the Ordinary Shares, general economic conditions, stock market conditions and other future developments.

The Reporting Persons currently hold such shares for investment purposes, subject to the following. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)

The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Ordinary Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference.

(a)	The aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is as follows:

1.	SV3 is the direct beneficial owner of 6,825,000 Ordinary Shares, which constitutes 7.8% of the outstanding Ordinary Shares.

2.	SCF-VIII AIV, L.P. is the indirect beneficial owner of 4,550,000 Ordinary Shares, which constitutes 5.2% of the outstanding Ordinary Shares.

3.

As a result of its role as the sole general partner of SCF-VIII AIV, L.P., SCF-VIII Offshore G.P. is the indirect beneficial owner of 4,550,000 Ordinary Shares, which constitutes 5.2% of the outstanding Ordinary Shares.

4.

As a result of its role as the sole general partner of SCF-VIII Offshore G.P., LESA Cayman may be deemed the indirect beneficial owner of the 4,550,000 Ordinary Shares directly owned by SV3, which constitutes 5.2% of the outstanding Ordinary Shares.

5.

As a result of its role as the sole shareholder of LESA Cayman, SCF Partners may be deemed the indirect beneficial owner of the 4,550,000 Ordinary Shares directly owned by SV3, which constitutes 5.2% of the outstanding Ordinary Shares.

6.	SCF-VIII, L.P. is the direct beneficial owner of 1,456,820 Ordinary Shares, which constitutes 1.7% of the outstanding Ordinary Shares.

7.

As a result of its role as the sole general partner of SCF-VIII, L.P., SCF-VIII, G.P. is the indirect beneficial owner of 1,456,820 Ordinary Shares, which constitutes 1.7% of the outstanding Ordinary Shares.

8.	As a result of its role as the sole general partner of SCF-VIII, G.P., SCF GP is the indirect beneficial owner of 1,456,820 Ordinary Shares, which constitutes 1.7% of the outstanding Ordinary Shares.

(b)	The power to vote and dispose of the Ordinary Shares beneficially owned by each of the Reporting Persons is as follows:

1.	SV3 has shared voting power and shared dispositive power with respect to 6,825,000 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

2.

SCF-VIII AIV, L.P. has shared voting power and shared dispositive power with respect to 4,550,000 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

3.

SCF-VIII Offshore G.P. has shared voting power and shared dispositive power with respect to 4,550,000 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

4.	LESA Cayman has shared voting power and shared dispositive power with respect to 4,550,000 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

5.	SCF Partners has shared voting power and shared dispositive power with respect to 4,550,000 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

6.	SCF-VIII, L.P. has shared voting power and shared dispositive power with respect to 1,456,820 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

7.	SCF-VIII, G.P. has shared voting power and shared dispositive power with respect to 1,456,820 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

8.	SCF GP has shared voting power and shared dispositive power with respect to 1,456,820 Ordinary Shares and has sole voting power and sole dispositive power with respect to zero Ordinary Shares.

(c)

On September 25, 2019, SCF-VIII, L.P. purchased 365,712 Ordinary Shares at a weighted average price of $6.53 per Ordinary Share in open market purchases. On September 26, 2019, SCF-VIII, L.P. purchased 452,892 Ordinary Shares at a weighted average price of $6.67 per Ordinary Share in open market purchases. On September 27, 2019, SCF-VIII, L.P. purchased 315,651 Ordinary Shares at a weighted average price of $6.71 per Ordinary Share in open market purchases.

(e)	On February 26, 2019, L.E. Simmons ceased to be a beneficial owner of more than five percent of the outstanding Ordinary Shares.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 99.1	Joint Filing Agreement, dated October 4, 2019, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2019

SV3 Holdings Pte. Ltd.

By:

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VIII AIV, L.P.

By:	SCF-VIII Offshore G.P., Limited Partnership, its General Partner

By:	LESA Cayman Holdco, Ltd., its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VIII Offshore G.P., Limited Partnership

By:	LESA Cayman Holdco, Ltd., its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

LESA Cayman Holdco, Ltd.

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF Partners, Inc.

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VIII, L.P.

By:	SCF-VIII, G.P., Limited Partnership, its General Partner

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF-VIII, G.P., Limited Partnership

By:	SCF GP LLC, its General Partner

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCF GP LLC

/s/ Anthony DeLuca
Name:	Anthony DeLuca
Title:	Managing Director

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officers, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by SCF Partners, Inc.).

SV3 Holdings Pte. Ltd.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Jeffrey William Ewen	Director	(2)	British
Yang Jun	Associate	(2)	Singapore
Marshall Kipling Allen	Director	(2)	Australia
Melanie Patricia Hay	Director	(2)	Australia
Andrew L. Waite	Co-President	(1)	United States
Anthony Deluca	Managing Director and Chief Financial Officer	(1)	United States

SCF-VIII AIV, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Anthony Deluca	Managing Director and Chief Financial Officer	(1)	United States

SCF-VIII Offshore G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

LESA Cayman Holdco, Ltd.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
L.E. Simmons	Chairman	(1)	United States
David C. Baldwin	Co-President	(1)	United States
Andrew L. Waite	Co-President	(1)	United States
Anthony DeLuca	Managing Director and Chief Financial Officer	(1)	United States
Theresa Eaton	Managing Director	(1)	United States
Sean Rice	Managing Director	(1)	United States
Hossam Elbadawy	Managing Director	(1)	United States
Chris Petersen	Vice President	(1)	United States
Teresa Mattamouros Rezende	Vice President	(1)	United States
Richard Gaut	Vice President	(1)	United States

SCF Partners, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
L.E. Simmons	Chairman and Director	(1)	United States
David C. Baldwin	Co-President and Director	(1)	United States
Andrew L. Waite	Co-President and Director	(1)	United States
Anthony DeLuca	Managing Director, Chief Financial Officer and Director	(1)	United States
Theresa Eaton	Managing Director	(1)	United States
Sean Rice	Managing Director	(1)	United States
Chris Petersen	Vice President	(1)	United States
David Patterson	Vice President	(1)	United States
Richard Gaut	Vice President	(1)	United States

SCF-VIII, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF-VIII, G.P., Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

SCF GP LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
L.E. Simmons	Chairman and Director	(1)	United States
David C. Baldwin	Co-President and Director	(1)	United States
Andrew L. Waite	Co-President and Director	(1)	United States
Anthony DeLuca	Managing Director, Chief Financial Officer and Director	(1)	United States
Theresa Eaton	Managing Director	(1)	United States
Sean Rice	Managing Director	(1)	United States
Chris Petersen	Vice President	(1)	United States
David Patterson	Vice President	(1)	United States
Richard Gaut	Vice President	(1)	United States

(1)	600 Travis Street, Suite 6600, Houston, Texas 77002.
(2)	80 Robinson Road, #02-00, Singapore 068898.